UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 31, 2020

(Date of Report (Date of earliest event reported))

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

(Exact name of registrant as specified in its charter)

Delaware	30-0889118
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Net Asset Value as of December 31, 2020

As of December 31, 2020, our net asset value (“NAV”) per common share is $11.96. This NAV per common share shall be effective until updated by us on or about March 31, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEETS (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2020 [1]	September 30, 2020 [1]
ASSETS
Investments, at fair value	$109,289	$106,443
Real estate properties, at fair value	16,505	16,187
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	26,890	27,881
Other real estate investments, at fair value	65,894	62,375
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	14,446	15,345
Current interest receivable	205	210
Other assets	20	56
Total Assets	$123,960	$122,054

LIABILITIES
Accounts payable	$303	$368
Due to related party	257	221
Note payable	211	-
Dividends payable [2]	1,492	1,375
Settling subscriptions	-	310
Total Liabilities	$2,263	$2,274

NET ASSETS CONSIST OF:
Fundrise East Coast Opportunistic REIT, LLC Members’ Equity:
Common shares; 10,175,565 and 10,274,578 shares outstanding, net of offering costs, on December 31, 2020 and September 30, 2020, respectively	$92,530	$95,109
Retained Earnings (Accumulated deficit)	6,702	6,158
Net adjustments to fair value	22,465	18,513
NET ASSETS	$121,697	$119,780
NET ASSET VALUE PER SHARE, on 10,175,565 and 10,274,578 shares outstanding for the periods ended December 31, 2020 and September 30, 2020, respectively [3]	$11.96	$11.66

[1] Estimated Balance Sheets as of December 31, 2020 and September 30, 2020.

[2] This amount does not include accrual for dividends payable that were declared before December 31, 2020 that relate to the first quarter of 2021 or dividends payable that were declared before September 30, 2020 that relate to the fourth quarter of 2020, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2020 and September 30, 2020, respectively.

On January 1, 2021, the Company announced that its net asset value per share (“NAV”) as of December 31, 2020 is $11.96 per share of our Common Shares. This NAV per common share shall be effective until updated by us on or about March 31, 2021 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a periodic, ongoing basis. However, the majority of our assets consist of commercial real estate loans and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

Beginning on January 1, 2021 the per share purchase price of our Common Shares will be $11.96 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after March 31, 2021, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

For the quarter ended December 31, 2020, we expect to redeem approximately 217,160 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from December 31, 2017 to December 31, 2020.

Date	NAV Per Share
December 31, 2017	$10.18
March 31, 2018	$10.26
June 30, 2018	$10.51
September 30, 2018	$10.65
December 31, 2018	$10.65
March 31, 2019	$10.82
June 30, 2019	$10.87
October 1, 2019	$10.91
December 31, 2019	$11.31
March 31, 2020	$11.24
June 30, 2020	$11.51
September 30, 2020	$11.66
December 31, 2020	$11.96

Update to January 2021 Distribution

On December 29, 2020, we announced a daily distribution of $0.0012328767 per share (the “January 2021 Daily Distribution Amount”) for shareholders of record as of the close of business on each day of the period commencing on January 1, 2021 and ending on January 31, 2021 (the “January 2021 Distribution Period”). As of January 1, 2021, the January 2021 Daily Distribution Amount equates to approximately 3.76% on an annualized basis calculated at the current rate, assuming a $11.96 per share purchase price.

Real Estate Performance

The Company experienced a write up in NAV driven by (among other things) strong performance of its multi-family assets and in particular those located in the Sunbelt region due to ongoing demand for relatively affordable, well-located apartment housing. As a result, despite broader economic challenges created by the pandemic, the Company’s portfolio generally saw property level fundamentals remain strong. This combined with a general decrease in overall uncertainty caused by the pandemic, as well as lower relative costs of borrowing and continued downward trends on cap rates all led to increases in valuation.

Additionally, the Hampton Station asset, a multi-tenant retail building and new apartment development located in Greenville, SC, experienced stronger performance than initial projections with tenants continuing to pay rent despite the impact of the COVID-19.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC's website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: January 1, 2021